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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 14D-9



                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                  ENDESA, S.A.
                            (Name of Subject Company)


                             ----------------------

                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)

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                 Ordinary shares, nominal value (euro)1.20 each

       American Depositary Shares, each representing the right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
               Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                1 (212) 558-4000

  |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                           IMPORTANT LEGAL INFORMATION


     The following document was made available to shareholdersof Endesa, S.A. (the "Company" or "Endesa") on October 6th, 2005. Endesa shareholders are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding Endesa's anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

Forward-looking statements could include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions. For all of these-forward looking statements, Endesa claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

     o Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

     o Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

     o Political/Governmental Factors: political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

     o Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

     o    Competitive   Factors:   the  actions  of   competitors;   changes  in
          competition and pricing environments; the entry of new competitors in our markets.

                                 Formal Notice


     NEW YORK--(BUSINESS WIRE)--Oct. 6, 2005--

New York, October 5, 2005.- This is the translation of a document filed today by Endesa (NYSE: ELE) with the Spanish Securities Exchange Commission (CNMV):

                    RELEVANT FACT: ADDITIONAL INFORMATION TO

   ENDESA'S DOCUMENT "ENDESA: STRONGER BUSINESS, GREATER VALUE", REPORTED ON
                                OCTOBER 3rd 2005

REGULATORY ISSUES (1 OF 2):

On 25 February 2005 the Spanish Cabinet adopted a series of measures aimed at boosting productivity. Deriving from this plan, the Royal Decree Law 5/2005 of 11 March on emergency productivity reforms introduced certain modifications to the regulation of the energy sector. Among these were a change to the mechanism for paying Competition Transition Costs (stranded costs also known as CTC) from monthly to annual settlement. Collection of CTCs was therefore suspended until the final preliminary settlement of each year is made except for 2004, for which it was expressly stated that the annual settlement would not take place before January 1, 2006. The monthly settlement, however, remained in place in the event negative CTCs; i.e. the tariff showed a deficit. In this case, specific percentages were established and applied to each company to fund the deficit which differed from those stipulated in prior legislation.

Under this framework, the estimated deficit for 2005 based on the performance of the generation pool would be Euro 3.5 billion.

At the same time the Cabinet approved a series of Mandates to encourage certain reforms and initiatives including specific energy-related actions (e.g. application of information from electricity distribution companies, tariff structure, standardisation of reactive energy, etc.).

There is also the commitment of the regulators and the Ministry of Industry, Tourism and Commerce itself to complete the development of certain regulatory issues concerning regulated activities, which at present are still pending: remuneration of the island and nonmainland electricity systems and of the remuneration mechanism for distribution.

Based on the above, pursuant to the commitments made by all the utilities in the protocol signed in 1996 and considering the recommendations made in the White Paper on the reform of the electricity production market, Endesa understands that the mechanism devised to balance wholesale market prices with costs should be based on virtual contracts with a fixed price of Euros 36/MWh for hydro and nuclear technologies.

The proposal of virtual contracts for hydro and nuclear generation would:

--  reduce the current market power,

-- eliminate the deficit arising from inefficiencies in the wholesale market, and

-- free up funds that could be used to increase the remuneration of regulated activities.

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REGULATORY ISSUES (2 OF 2):

Regulation: Current Situation

a. The removal of CTCs could produce an extra cost for consumers of Euro 7-9 billion from 2005 to 2010. Tariffs would have to be raised by 7-8% p.a. from 2006 to 2010

b. Regulated activities:

--  Distribution: remuneration deficit compared with similar EU members.

--  Commitment of the regulator to increase remuneration.

-- Island generation: ministerial decree draft; orders already published are being reviewed by the energy regulator, the CNE

5 Objectives

--  A truly competitive market. Market power need to be reduced.

-- Respect the "Regulatory Pact" between consumers and generators. The market was deregulated in an attempt to achieve stable prices for both: Euro 36.06/MWh+CTC. Proposed solution: "virtual contracts" for hydro and nuclear generation at Euro 36.06/MWh.

-- Substitution of the current CTC mechanism. The settlement mechanism distorts the market and produces imbalances among generators. Estimates for market prices in coming years ensure the recovery of investments in assets subject to recoup CTCs.

-- Partial recognition of the 2005 tariff deficit. Around Euro 1.5 billion of the potential Euro 3.5 billion deficit correspond to windfall profits (hydro+nuclear), the costs of which have not risen.

--  Appropriate remuneration of regulated activities.

EFFICIENCY IMPROVEMENT PLAN (1 of 3)

In March Endesa embarked on an efficiency improvement plan aimed at boosting the operating results of its electricity business in Spain and Portugal.

The programme was based on a bottom-up perspective, seeking not only to increase absolute earnings, but to address one of Endesa's core values; i.e. its results-oriented management:

"Our activities are aimed at achieving the objectives of the business project and profitability for our shareholders, endeavouring to exceed expectations".

Since the programme was launched more than 200 initiatives were proposed from the different areas and levels within the organisation. The clustering and selection process finished in June.

In sum, the programme conforms to 60 initiatives which affect the different business lines and focuses on improving margins and reducing costs.

Each of these initiatives is set out according to:

--  Person in charge

--  Implementation calendar

--  Areas involved

--  Improvement results target

This programme is continually monitored, with monthly meetings held by the management board, where the progress of the most relevant initiatives is reviewed along with a quarterly report on the overall initiatives.

The global improvement objective has been set at Euro 320 million for 2009, with the following intermediate stages:

--  2005 Euro 100 million

--  2006 Euro 200 million

--  2007 Euro 300 million

EFFICIENCY IMPROVEMENT PLAN (2 of 3)

In March an efficiency plan was put in place with a target of increasing Operating Profit by Euro 320 million by 2009

Technical  objectives:   Identify  and  implement   initiatives;   i.e.  process
reengineering, which by considering current framework can lead to sharp growth in margins

Cultural objectives: Identify bottom-up initiatives

Guiding principles to ensure success:

--  Set targets with strict and fair rules for all units

-- Systematic bottom-up search for improvement opportunities, with the Area Managers in charge of overseeing that the steps drawn up are implemented.

-- Visibility and transparency of the programme (launch meetings, approval of ideas reunions, &).

--  Strict monitoring of implementation.

EFFICIENCY IMPROVEMENT PLAN (3 of 3)

MARGIN IMPROVEMENT: Euro 165 million

--  Generation and Energy Management: Euro 90 million

    --  Optimisation of fuels mix in fossil fuel power plants

    --  Diversification of fuel suppliers

    --  Improvements in yield at fossil fuel and hydro power plants

    --  Optimisation of energy supply

--  Distribution: Euro 30 million

    --  Power capacity adequacy campaign

    --  Reduction of fraud and network losses

    --  Increase in related revenues

--  Supply: Euro 45 million

    --  Value Added Services expansion plan

    --  Gas and electricity pricing policies

COST IMPROVEMENT: Euro 155 million

--  Generation: Euro 65 million

    --  Lean methodology for fossil fuel power plants

    --  Operational improvements in hydro power plants

--  Distribution: Euro 80 million

    --  Whole resource optimisation plan: (i) review of business structure, and
        (ii) plan for substituting subcontracted activities

    --  Optimising reviews and repairs cost

    --  Review of commercial system costs

    --  Contracts

    --  Reduction in general expenses

--  Supply: Euro 10 million

    --  Costs of commercial activities

    --  Redesign and scope of advertising campaigns

        For additional information please contact Alvaro Perez de Lema,
              North America Investor Relations Office, telephone #
                                  212 750 7200
                              http://www.endesa.es